Filed by Cadence Bancorporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: State Bank Financial Corporation
(Commission File No. 001-35139)
Date: May 15, 2018

Cadence Bancorporation NYSE:CADE

M&A Call

Monday, May 14, 2018 1:30 PM GMT

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Contents

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CADENCE BANCORPORATION M&A CALL | MAY 14, 2018

Call Participants

EXECUTIVES

Joseph William Evans

Chairman of the Board

State Bank Financial Corporation

Paul B. Murphy

Chairman & CEO

Cadence Bancorporation

Paul Woo

Samuel Michael Tortorici

Former Director

Cadence Bancorp, LLC

Valerie C. Toalson

Executive VP & CFO

Cadence Bancorporation

ANALYSTS

Brady Matthew Gailey

Keefe, Bruyette, & Woods, Inc.,

Research Division

Christopher William Marinac

FIG Partners, LLC, Research

Division

Jennifer Haskew Demba

SunTrust Robinson Humphrey,

Inc., Research Division

Jon Glenn Arfstrom

RBC Capital Markets, LLC,

Research Division

Matthew Covington Olney

Stephens Inc., Research Division

Michael Edward Rose

Raymond James & Associates,

Inc., Research Division

Steven A. Alexopoulos

JP Morgan Chase & Co, Research

Division

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CADENCE BANCORPORATION M&A CALL | MAY 14, 2018

Presentation

Operator

Good morning, and welcome to the Cadence Bancorporation Conference Call to discuss the merger combination with State Bank Financial Corporation. [Operator Instructions] Please note, this event is being recorded. I will now turn the call over to Paul Woo. Mr. Woo, please go ahead.

Paul Woo

The following comments are subject to the forward-looking statement disclaimer, which can be found in the press release and on Page 2 of the investor presentation. Both of those documents can be located in the Investor Relations section at cadencebancorporation.com. I would now like to turn the conference over to Paul Murphy, Chairman and CEO. Please go ahead.

Paul B. Murphy

Chairman & CEO

Good morning. We’re very excited this morning to announce what I think will become one of the best mergers in recent banking history. Cadence Bank and State Bank, 2 great companies are joining forces. In doing so, I believe, will provide greater value to both companies’ shareholders, customers, employees and the communities we serve.

Joining me today on the call are Sam Tortorici, Hank Holmes, Valerie Toalson and Randy Schultz; and from State Bank, Joe Evans and Tom Wiley. I first met Joe and some of the State Bank team in 2010, and I’ve tracked their progress and compared notes with them often over the last 8 years. Joe first visited us in Houston in 2012. We share similar banking philosophy. I’ve really enjoyed getting to know Joe and Tom and especially recently getting to know many of their bankers. State is an impressive organization, it’s a deep pool of talented people, they have a strong record of growth and profitability, they have a very strong credit culture and very strong credit track record, which is critical. This is a good fit for many reasons, and we’ll elaborate on these throughout the call. I’d like to welcome the State Bank employees, customers and shareholders to Cadence. We look forward to working with you and building on your success. When we went public a little over a year ago, we said we wanted to be active in M&A, and we said we’d be selective and that we were looking for a few gems. We’ve found a gem with State Bank. This is — I believe, this is going to be an outstanding combination.

So with that, I’d like to ask you to turn your attention to Slide 3, and I’ll begin to outline a few of our key themes, which we think are the reasons this will be a success.

Culturally, as I mentioned, we’re very similar. We both are customer focused and both are committed to doing right for our shareholders. Both banks have a deep bench of seasoned operators and motivated employees; they have grown the business and can grow it even more going forward.

On a combined basis, we’ll be $16 billion in assets. As a regional bank, we’ll have increased scale, will have many avenues for growth, and we both be — will be well positioned to benefit from rising rates. Obviously, we like the highly attractive and growing Atlanta markets and the other Georgia markets where State Bank has a meaningful presence. We bring product capability and technology to the table. We bring a bigger loan limit. State Bank brings a lot of things to us such as SBA lending, asset-based lending, correspondent banking and Internet deposits. We’ll have more on this later in the presentation.

One of the most attractive elements about State Bank is the low-cost, low-beta granular deposit base and the strong market share across Georgia. So from a financial perspective, the transaction has a lot of merit. Conservatively, we project EPS accretion of 6.5% or 7.5% with synergies fully phased in. The tangible book value dilution of 4%, we will earn back in less than 3 years. IRR is north of 20, and we add 150 basis points return on tangible common equity. We’ve approached this transaction with intense rigor. We have completed extensive due diligence. We will elaborate more on this later in the presentation, but I would just summarize by saying State Bank looks even better after due diligence, which is not always the case. State has a solid foundation. As I said, we’ve really found a gem.

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CADENCE BANCORPORATION M&A CALL | MAY 14, 2018

So Tom and Joe have a lot of experience with M&A. We have a strong partnership with them. We’ll maintain a high level of management continuity to smooth — to ensure a smooth integration. Retention of key people is important to all of us. But we’ve got a lot going for us in terms of having a smooth integration.

With that, I would like to pause and ask Joe Evans to make a comment.

Joseph William Evans

Chairman of the Board

Thank you, Paul. As Paul mentioned, this relationship started a long time ago, and both of our companies found its genesis in the recovery post banking crisis. Cadence raised $1 billion, we raised $300 million and in different corners of the world pursued a very similar strategy of assimilating pieces from the downturn and converting those stressed pieces into 2 high-performing banks.

I’m just really excited about the partnership. We spent a lot of time together over the last 6, 7 years, comparing notes, comparing philosophies, and believe that this combination is going to result in a really powerful regional bank. I’m excited to be in business with Cadence Bank.

Paul B. Murphy

Chairman & CEO

Thanks, Joe. The excitement is really mutually very genuine.

So turning to Slide 4. The transaction embodies our stated M&A objectives that we’ve consistently messaged. Strong cultural fit. It’s additive to our deposit franchise. Georgia is an adjacent market that we know and like. Sam has deep experience here, and you’ll hear more about his role going forward. So I believe the deal represents a compelling investment for our shareholders. This is really a transformational acquisition that will greatly enhance our funding, will accelerate our growth in one of the best banking markets in the country. I think it’s financially attractive. It’s a sensible valuation, especially considering what an outstanding franchise we have with State Bank.

On Slide 5, it’s all-stock transaction with a fixed exchange ratio, 1.16 shares will be issued for each State Bank’s share, that puts the transaction at around $1.4 billion or $35-and-some-change for State Bank’s shareholders. In the third quarter of ‘18, we’ll increase our dividend by 20% to $0.15 for the quarter and after closing, we’ll further increase our dividend to $0.175. Our corporate headquarters will remain in Houston, but the head quarters of our bank subsidiary will move to Atlanta. Sam will be moving to Atlanta. And as I mentioned, he spent much of his career in the Georgia market. We’re delighted to have Joe Evans and Tom Wiley joining the holding company board. Joe will serve as Vice Chairman, and Tom will be an active director. We’ve also asked Tom to chair Cadence Bank Board. The closing is, of course, subject to regulatory approvals and the approval of State Bank’s shareholders. We expect to close the transaction in the fourth quarter of 2018. With that, let me turn it over to Sam for Slide 6.

Samuel Michael Tortorici

Former Director

Thanks, Paul. As you can see on Page 6, State Bank’s branch footprint is throughout Georgia with the largest concentration deposits in the Atlanta MSA followed closely by Macon, where State Bank has #1 market share at 31%. The bank was founded in 2005 and it has gone through a series of carefully orchestrated and thoughtful acquisitions following the financial crisis and then along with strong organic growth, it has turned into the high-performing franchise it is today.

As you can see on this slide, State Bank has produced strong returns with double-digit returns on tangible equity. Credit quality has been exemplary as evidenced by State Bank’s low level of nonperforming loans and net charge-offs.

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CADENCE BANCORPORATION M&A CALL | MAY 14, 2018

Moving to Slide 7. We feel that this combination represents a significant increase in scale and elevates our regional leadership position. On a pro forma basis, this puts Cadence at $16 billion in assets, the 6th largest bank holding company headquartered in Texas and now a major player in Georgia as measured by deposits.

As we’ve talked about M&A in the past, Georgia is a natural and contiguous extension of our deposit footprint and provides us with leading market share in middle Georgia, while also capturing the Atlanta growth opportunity. And we certainly are excited about markets such as Augusta and Savannah where their port is the fourth largest in container volume in North America. Atlanta will become our #2 market by deposits behind Houston, it is home to a robust economy. We already have a franchise restaurant lending business based in Atlanta and this will serve as a nice complement.

Overall, this combination really enhances our deposit franchise.

Moving to Slide 8. We’re really very excited about Atlanta’s attractive growth outlook. Atlanta is home to almost 6 million people, more than 220,000 businesses. It’s the 10th largest economy in the U.S. with a GDP of over $370 billion. There are 15 Fortune 500 companies, 26 Fortune 1000 companies and numerous multinational corporations with offices here. This would be larger than Dallas and Nashville combined. Of course, Atlanta is home to the world’s busiest airport, a very highly educated workforce and represents really strong population and job growth. Total deposits in the Atlanta MSA are $163 billion. So you can see the nice upside potential for Cadence.

From our view, Atlanta is really an opportunity-rich market for us given our strong C&I orientation and have many parallels with the success we’ve had in the Houston market.

Moving on to Slide 9. As we mentioned earlier, State Bank has a strong funding base and combined with the big growth opportunity, we really see — we think these are — were the key considerations for this transaction. We will immediately gain scale in George and in Atlanta opening the door to new customers to propel growth. And we’ll leverage our core competencies so we can offer an expanded product set and better execution. Middle market C&I lending, particularly in the Atlanta area, will be a key focus. And with State Bank, they have 2 businesses we’ve longed to get in, asset-based lending and SBA. So we think that these will be great opportunities to expand this throughout our footprint.

As you look at the bottom of the slide, the increase — you notice the increase in our exposure to end-market businesses increases by 50%. This, again, is a strong positive given our C&I orientation.

Going to Slide 10. You can see here the very complementary nature of both of our businesses. This enhances our commercial loan product set, diversifies our asset classes, it adds to the imported capabilities of asset-based lending, SBA, correspondent banking and payroll processing. We’ve spent considerable time diligencing the State Bank loan portfolio. As Paul mentioned, we’re very comfortable with their underwriting.

As Paul mentioned, I will be relocating to the Atlanta area as part of this transaction. And of my 30 years in banking, nearly half of that has been spent in and around this market as a corporate banker, as a C&I team leader and as a general bank leader. So I have maintained business connections in the community and know the opportunity here, particularly in C&I. We’re pleased to already have a Cadence presence here in Atlanta in long-term partner Randy Schultz, who heads our Specialized Industries business, which is a nationwide practice, and also headquartered here along with Randy is our franchise restaurant business. My wife, Catherine, and I are really in a great stage of life to make this transition, and I can tell you Catherine is having a lot of fun with her house hunting. We really look forward to being part of the wonderful Atlanta community. With that, let me turn it over to Valerie.

Valerie C. Toalson

Executive VP & CFO

Thank you, Sam. If you turn to Slide 11, you can see the impressive organic loan growth figures for both banks with both certainly well above the banking industry over the last 5 years. And combining 2 banks with this kind of organic growth is really a differentiator here and it is an important part of this combined story. Additionally, if you look at the right side of the slide, you know that we like our asset sensitivity,

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CADENCE BANCORPORATION M&A CALL | MAY 14, 2018

and we actually further enhance that asset sensitivity with this transaction just like Cadence, over 70% of State Bank’s loan portfolio is variable rate and with the rate forecast, that is certainly a plus. The funding profile with this acquisition is another big plus, and in fact, one of the first things that we came to love about State Bank.

If you move to Slide 12, you can see that the deposit base is attractive, really on so many levels. First, it’s the makeup of State Bank’s deposits. Total deposits consist of more than 40% demand deposits. And the quality of that funding is evidenced by their cumulative deposit beta of less than 20%. So it’s clear these are solid deposits and core customers.

Another positive, their cost of deposits is more than 20 basis points lower than Cadence. So again, combining these franchises, adding these deposits, it brings down both our need for more costly wholesale funding and it lowers our pro forma loans to core deposits ratio by nearly 500 basis points. It really is a win-win no matter how you look at it on the funding front.

And thinking about future growth, this combination provides a great opportunity to grow more of these attractive deposits, obviously through the expanded retail network, but also by leveraging Cadence’s strong treasury management offerings with commercial and small business customers as well as then capitalizing on State Bank’s Internet Banking and correspondent banking relationships. So if we look at the Atlanta MSA with the $163 billion in deposits, I’d say we are definitely optimistic.

Moving on to Slide 13. Again, we believe the transaction pricing here represents certainly reasonable pricing for an excellent acquisition. The pricing reflects a 6% premium to State Bank’s last closing share price, 15.8x 2018’s EPS estimate, a 2.5x price to tangible book value. The 30% estimated synergies are the result of a thorough and actually, I dare say, exhaustive due diligence process. We identified them in a bottoms-up granular basis and believe they are fully achievable starting in the second quarter of 2019; that assumes the first quarter of 2019 system conversion.

The expected pretax credit mark is $41 million or 1.1% of gross loans before taking account their existing reserves. Again, the approach here was a bottoms-up granular approach, and we believe this is a conservative mark, considering State Bank’s asset quality and existing marks on acquired loans. The interest rate mark is a relatively small write-up of $7 million pretax. This, of course, factors in contractual loan coupons versus today’s market rates, but it also includes the reversal of State Bank’s existing purchase accounting marks, their deferred fees and discounts.

Finally, we estimated a onetime merger and integration cost of $58 million. Factoring all that in as we turn to Slide 14, when we look at the pro forma financial impact, the projected EPS accretion is 5% to 7% under GAAP and 8% to 9% on a cash basis. We think about tangible book value per share dilution on a fully loaded basis and that includes assuming that all of the merger costs are at close, even though in reality they will come in over time. So on that conservative view, that conservative upfront calculation, this deal is 4% dilutive or $0.54 per share.

And when thinking about earn back, which I know many of you certainly like to do, this transaction is, again, a winner. We earned that dilution back using the crossover method inside of 3 years as shown on the graph in the middle of the page. Alternatively, I know some of you may think about it as simply the dilution divided by EPS accretion. So we’ve included those components on Slide 14 as well to allow you to do that math.

And that is taking the $0.54 of EPS dilution and dividing it by $0.21 of cash accretion for a 2.6 share earn back. You’ll note that this uses cash accretion versus GAAP. We believe the cash EPS accretion is the most appropriate way to do this calculation as the amortization of intangible assets will increase tangible book value per share as there are fewer intangible assets to deduct from common equity.

Regarding capital and returns, we grow capital to year-end and this transaction results in an increase to that. Additionally, we increased our return on tangible equity by 150 basis points. And so as such, we have the capacity to raise our dividend to the $0.70 per share we mentioned earlier following closing.

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CADENCE BANCORPORATION M&A CALL | MAY 14, 2018

Looking at the bottom right quadrant of the slide, this just tells about the nature of this transaction really being a financial positive as we look ahead and one of the key reasons we’re also excited about it. I’ll now turn it over to Paul.

Paul B. Murphy

Chairman & CEO

Great. Thank you, Valerie. So we’re now on Slide 15. And I would just comment that in my experience having acquired 11 banks in my career to be successful M&A — in the M&A world, that culture and values really matter. Slide 15 is a combination of State Bank and Cadence’s values and statements, and when we put it all together on 1 page, it’s really kind of impressive, how much — how many similar themes there were, and we take this as a major positive indicator.

So those of you who have tracked Cadence for a while have heard me say it really matters who you choose to be your banker. At Cadence Bank, our motto is for same day service, call by 8:00 p.m. So we know it’s a brag, but with a sincere attitude, and we’re responsive when we outhustle our competition. The same is true for the folks at State Bank. It’s a common thread working — for all of us who is working hard to serve our clients and that’s of paramount importance.

Moving to Slide 16. We’ve done extensive due diligence really on every aspect of this bank. As I mentioned, we started tracking really back in 2010. I don’t mind saying that the CRE exposure was a key focal point going into the process. Many of you know Cadence is rather conservative with respect to CRE lending. State has good bank — State Bank has good policies and procedures, solid track record. We were able to get comfortable with the CRE portfolio. CRE lending is a core strength at State Bank. Our loan file due diligence was extensive. We, of course, reviewed the whole portfolio. We looked at loan by loan 75% of the credit exposure.

With that as background, I would just summarize by saying, we’re very comfortable with the amount of risk, the mix of the loan portfolio. I believe we marked the books conservatively, especially given the prior marks on the acquired bank.

So in summary, we spent a great deal of effort in evaluating all facets of State Bank’s business, we like what we see. It’s a well-run business, solid underwriting, good sales, solid monitoring, compliance, the operation functions are all impressive. The tone from the top is conservative, the control environment is mature and the risk professionals are knowledgeable and impressive.

So given the extensive experience on both sides, I believe the integration risks are very low.

So Page 17 now. Cadence had an exceptional year following our IPO. We’ve grown loans 14%, deposits 21%, revenues up 17%. Most importantly, earnings up 31%. In the first quarter, we recorded record results, net income of $38.8 million. Excluding $3.1 million nonroutine cost, our first quarter return on tangible common equity would have been 16.5%, ROA 1.53%, efficiency ratio of 50.7%, NIM expanded 5 basis points linked quarter and with charge-off 2 basis points. So I would suggest with operating results like these, we didn’t feel like we had to do a deal, but we found an opportunity to merge with a real gem in State Bank. I believe the State Bank combination will be accretive to our growth trajectory and will enhance value for all shareholders. We’ve included a couple of slides on CADE in the appendix for those who are new to the story.

With that, I would like to ask Keith to open up the lines for questions.

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CADENCE BANCORPORATION M&A CALL | MAY 14, 2018

Question and Answer

Operator

[Operator Instructions] And the first question comes from Stephen Alexopoulos with JP Morgan.

Steven A. Alexopoulos

JP Morgan Chase & Co, Research Division

My first question is actually for Valerie. Could you walk us through a more specific time line for when the cost saves will start moving into the quarters?

Valerie C. Toalson

Executive VP & CFO

Yes, Steve, so effectively what we’re assuming is a close by the end of this year and then a conversion by the first quarter of 2019. So we’ve assumed a 75% cost synergy in 2019 and then full year — yes, full year incorporation in 2020. So as you know, some of that would be an advance event obviously. Immediately you don’t need two sets of public accounting auditors, those kind of things, but some of it will be a little more gradual over time, but we feel very confident in our ability to get these expenses, the cost synergies and then, not even to mention, the revenue synergies that we know are inherent within this transaction within the stated time frames.

Steven A. Alexopoulos

JP Morgan Chase & Co, Research Division

Okay. So if we think about the system conversion in the first quarter of ‘19, once that’s done, what percentage of the cost saves will then be in?

Valerie C. Toalson

Executive VP & CFO

So we’re assuming effectively a good chunk of those cost saves would be in beginning at that point for the 9 months for the 2019.

Steven A. Alexopoulos

JP Morgan Chase & Co, Research Division

Okay. And then for Paul, I want to talk about loan growth potential for a minute. So the prior expectation for Cadence, right, we were expecting loan growth in the high single digit to low-double digit range. Given the growth profile of the bank — State Bank that you’re adding, what do you view as the new range for expected loan growth for the combined company?

Paul B. Murphy

Chairman & CEO

Right. Well, Steve, as you know, I mean, first quarter was really exceptionally positive quarter for us and so we carried a little momentum on our side into the combination here. I think it’s still wise to say high single, low double digits. I mean, as we get bigger, the percentages are going to come down, but the absolute dollars should still be attractive growth pipeline. But we have a lot of activity and we have — loan committing volumes have been good, pipelines are attractive. So we’re pretty bullish about the outlook for loan growth.

Steven A. Alexopoulos

JP Morgan Chase & Co, Research Division

And I know you didn’t include revenue synergies in the assumptions, but given the level of diligence that you’ve done, can you quantify what you think revenue synergies might look like?

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CADENCE BANCORPORATION M&A CALL | MAY 14, 2018

Paul B. Murphy

Chairman & CEO

Oh boy, you’re right. It’s not in the model. It’s significant. I mean, there is just a lot of overlap. I’ve got a prospect for AloStar. I’m going to see them this afternoon. We can start it on a great potential new piece of business for them today. And there will be more and more of that.

Steven A. Alexopoulos

JP Morgan Chase & Co, Research Division

Okay. And then final one. I know the lockup just expired. Does this deal impact your ability to do another secondary or in terms of timing, are you now free basically?

Paul B. Murphy

Chairman & CEO

There’s no impact on our ability to do additional secondary.

Valerie C. Toalson

Executive VP & CFO

And Steve, just as a quick follow-up, we are anticipating working very diligently to have the vast majority of the cost that we’ve factored into this model in place beginning the second quarter of 2019.

Operator

And the next question comes from Brady Gailey with KBW.

Brady Matthew Gailey

Keefe, Bruyette, & Woods, Inc., Research Division

I think State Bank had been guiding to loan growth around the 5% to 7% range. Going forward, I was just wondering what your assumption was for how fast State Bank grows in the next couple years?

Valerie C. Toalson

Executive VP & CFO

I think if you — Brady, this is Valerie. If you look at kind of combined organization, we — I think still we’ve guided toward a combined low single — low double-digit loan growth, and I think that’s probably a consistent expectation. Obviously, as we’re larger, those dollars get larger. And so — but there are just a multiple of different avenues now as that growth can take shape in, and that’s part of what’s exciting to us about this.

Brady Matthew Gailey

Keefe, Bruyette, & Woods, Inc., Research Division

All right. And then I think if you look at State Bank, they did have some accretable yield flowing through their number. I think at the end of March, they had about $58 million left of marks related to yield accretion. I think you guys are recapturing — I think you said $7 million of that. So will there still be a decent amount of kind of the legacy State yield accretion that will flow through Cadence’s earnings?

Valerie C. Toalson

Executive VP & CFO

Yes. So basically, we’ve reversed out effectively their purchase accounting marks and then we have layered in our own. That $7 million is the net impact of that. So obviously, there will be a significant amount of accretion going forward related to this transaction. The fact that it is a net write-up of $7 million means that it would be slightly less, but again that would be over a broader period of time, just strictly on that interest rate component.

Brady Matthew Gailey

Keefe, Bruyette, & Woods, Inc., Research Division

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CADENCE BANCORPORATION M&A CALL | MAY 14, 2018

Got it. And then maybe just talk about the Atlanta strategy from here. I mean, obviously, State has a decent amount of footing there. And will the strategy be to continue to hire new commercial lenders in Atlanta? Or are you also interested in further Atlanta-based acquisitions? How do you think about adding to the growth in Atlanta from here?

Samuel Michael Tortorici

Former Director

Hey, Sam here. So first of all, we want to continue to capture the strength of good things that State Bank is doing here in Atlanta. So that would be kind of job one, make that we retain the best customer-facing bankers and give them more tools to continue to grow their business. But the second and by State Bank’s own admission, we bring a core competency in C&I that is not necessarily a core competency here other than AloStar, the ABL business, which is very C&I like. So I would envision over time that we would bolster our talent level on the C&I side, then better drive loan growth and broader commercial deposits in terms of treasury management, et cetera.

Operator

And the next question comes from Jennifer Demba with SunTrust.

Jennifer Haskew Demba

SunTrust Robinson Humphrey, Inc., Research Division

Congratulations on the transaction. Are there any business lines, Paul, that Cadence is not in right now that you eventually see yourself entering? I know ABL — I know you’re excited to be getting ABL and SBA lending, but anything else you want to add over time either organically or through specialty acquisition?

Paul B. Murphy

Chairman & CEO

Yes. I’d like to be in the factoring business one day. I can see us adding some other specialized lending lines. But if you look at Page 10, it does, I think, a nice job of summarizing what we do on a combined basis, but they really bring several things to the table like correspondent banking, we were just about to start an initiative there, so that’s good. SBA is something we wanted to have for quite some time, was sort of maybe to really hit at it or not and this will allow us to do that. Homebuilder finance, another something where we had a nominal initiative underway, but this is much more significant and a mature process. So the deal makes a lot of sense.

Valerie C. Toalson

Executive VP & CFO

Jennifer, this is Valerie. I’ll just add into that. We have a strong treasury management capability and one of the other facets that State Bank brings is their Payroll Services business. And so that’s really going to be a great complement not only to our existing treasury management customers, but then also as we leverage that treasury management business with State Bank’s customers.

Jennifer Haskew Demba

SunTrust Robinson Humphrey, Inc., Research Division

And one more question, a follow-up to Brady’s. Sam, you said you envision hiring more C&I lenders in Atlanta over time. How many C&I lenders is there in — are there in the core State Bank franchise right now?

Samuel Michael Tortorici

Former Director

Well, there is a good handful of C&I bankers right here in Atlanta, they are really probably more, I would say, been in this business banking realm, probably a little more downmarket, but that’s a — it’s been a recent initiative of their to really kind of try to grab the — more C&I market share. So we’ve got a handful of bankers here that we plan to add to.

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CADENCE BANCORPORATION M&A CALL | MAY 14, 2018

Operator

And the next question comes from Michael Rose with Raymond James.

Michael Edward Rose

Raymond James & Associates, Inc., Research Division

I just wanted to dig into the deposit side. You guys have done a really good job bringing down the brokerage concentration, improving the deposit mix in a pretty short period of time. What’s the strategy as we move forward to address, obviously, a sizable deposit market? And what could the funding profile look like over the next couple of years?

Samuel Michael Tortorici

Former Director

Hey Michael, this is Sam. So, yes, we appreciate the comments. When we visited you recently, we talked a little bit about this, but our strategy has been targeting deposit-rich industries and sectors and getting our bankers very focused on that. And as you pointed out, we grew about $1.5 billion in core last year. It has allowed us to improve our wholesale funding from that perspective. When you take into consideration the combination with State Bank, that opens up really several new avenues. One would be as we do build out our commercial business here in the Atlanta market, I mean, we have about $2 billion in deposits in a market that has $163 billion and overlay our treasury platform, et cetera, I think that just commercial growth here should be a plus. We love the community markets around Georgia. I mean, Macon, Warner Robins, Savannah, Augusta, Athens, I mean, these are just good solid markets where we — and some of these, we have really strong market share, we think we can continue to grow that. And then you add to that, their Internet deposit business and their correspondent business, which is more mature than ours, I think both of those things continue to be nice leverage for us to pull.

Valerie C. Toalson

Executive VP & CFO

And Michael, just a follow-up on that. When you kind of think about the combined mix, when you just look at it 1 plus 1 together, it’s lower deposit betas. State Bank’s deposit betas are great and it’s their retail network and those granular deposits. So having a greater mix of that helps not only the pricing as we go forward into a rate environment, but really just kind of the overall ability to have that mix, the favorable and our overall funding level. The various markets, the retail front, the commercial front, all of those things we just see as opening up great doors for our funding as we go forward. It’s a big plus for the transaction.

Michael Edward Rose

Raymond James & Associates, Inc., Research Division

That’s a great color, guys. Maybe just as a follow-up, there has been a flurry of activity in the Atlanta market. Did you feel a sense to get this done sooner rather than later and maybe if you can comment. It sounds like this was a negotiated transaction, but I wouldn’t be surprised if it might have been bit out just given level of interest and activity, if you guys can provide any comments there?

Paul B. Murphy

Chairman & CEO

I would just say we are pleased with the timing and this is something that has been developing for a number of years as was mentioned. And yes, to merge with a great company like State Bank sooner is better than later. That’s absolutely my thinking. With respect to how they manage the process, really all of that would be something that is best discussed when the proxy materials are released.

Operator

And the next question comes from Matt Olney with Stephens.

Matthew Covington Olney

Stephens Inc., Research Division

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CADENCE BANCORPORATION M&A CALL | MAY 14, 2018

I want to go back to some of Jennifer’s questions on new products that are being introduced from State. Can you talk about how much experience the Cadence executive team has in managing some of these business lines, maybe previous banks, whether it’s ABL, SBA, homebuilder finance. And then secondly, how do you think about allocating resources toward some of these new business lines?

Samuel Michael Tortorici

Former Director

Hey Matt, this is Sam. I will take the first stab and invite others to comment. One of the largest businesses that Cadence currently isn’t in, that we enter into here is AloStar, the asset-based lending business. That’s one where I’ve had extensive experience, background and oversight of 3 different asset-based lending businesses over my career. So highly confident in our ability to get our arms around that. I think our team also has great experience with homebuilder finance. The Payroll business might be a little new, but I don’t think that will be really too hard to get our head around.

Paul B. Murphy

Chairman & CEO

Yes. And I would just add. I mean, everything — we all are familiar with all of these products.

Matthew Covington Olney

Stephens Inc., Research Division

Okay. And then lastly, Valerie, I’m still a little confused on the accretable yield commentary. I think you mentioned as a credit piece and interest rate piece, but I didn’t quite appreciate the net impact that’s been assumed in the EPS accretion.

Valerie C. Toalson

Executive VP & CFO

Okay. So the credit mark is simply the credit mark and then the pieces being assumed is effectively just the interest rate component at this point. And so when you reverse out State Bank’s purchase accounting adjustments and then you layer back in the marks that we took due to rate and so forth, then that actually is a net write-up of $7 million. And so when you take a look at the accretion that State Bank is experiencing and compare that to what you would anticipate for the combined institution going forward, on that component, it would be slightly less over the life of the loan portfolio, representing that $7 million being amortized over the life of that loan portfolio. Does that help?

Matthew Covington Olney

Stephens Inc., Research Division

Yes. That’s helpful.

Operator

And the next question comes from Jon Arfstrom with RBC capital.

Jon Glenn Arfstrom

RBC Capital Markets, LLC, Research Division

Just a quick follow-up on that, just on some of the accretion assumptions. Valerie, you talked about the asset sensitivity at State. Can you talk about your rate assumptions in terms of your accretion in earn-back period on State?

Valerie C. Toalson

Executive VP & CFO

Right. Yes, we’ve really just used the forward curve and so — used those assumptions in the model throughout. So the forward curve when used does estimate very consistent process in the modeling.

Jon Glenn Arfstrom

RBC Capital Markets, LLC, Research Division

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CADENCE BANCORPORATION M&A CALL | MAY 14, 2018

Okay. So little bit less from that is a fair assumption?

Valerie C. Toalson

Executive VP & CFO

That’s fair, that’s fair.

Jon Glenn Arfstrom

RBC Capital Markets, LLC, Research Division

Yes. Okay. Paul, early on, when you talked about accretion, you — when you talked about 7%, I think the phrase you used was conservatively at 7%. How can this be stronger? Where do you see some of the bigger opportunities for better EPS leverage?

Paul B. Murphy

Chairman & CEO

Well, the revenue synergies would be the first thing, and I think that could be a very significant number especially over time. And then, I just think we have a tendency to have conservative assumptions about everything that we model. And so I think we’ll just have a chance to do it a touch better.

Jon Glenn Arfstrom

RBC Capital Markets, LLC, Research Division

Okay. Treasury management system, when will your treasury system be live in Atlanta?

Paul B. Murphy

Chairman & CEO

The conversion will be the central event required for that to happen and as it was mentioned, we’re targeting first quarter, but our intentions are as soon as reasonably possible.

Jon Glenn Arfstrom

RBC Capital Markets, LLC, Research Division

Okay. And then, I guess, from the dividend announcement, would you characterize that as a separate announcement? Or what — talk a little bit about what the message is with that.

Paul B. Murphy

Chairman & CEO

Yes. I would say we would have increased our dividend regardless and looking at where Peach’s dividend was and where we were on combined basis, more liquidity just sort of all made sense.

Valerie C. Toalson

Executive VP & CFO

And Jon, just to be clear on that, we actually are going to be begin a $0.60 annual dividend beginning with the third quarter and then it will bump to $0.70 after close.

Operator

[Operator Instructions] And the next question comes from Christopher Marinac with FIG Partners.

Christopher William Marinac

FIG Partners, LLC, Research Division

Just want to follow up on the deposit side and particularly, the deposit business that you have, Paul and Sam. From your experience in the past, how easy is it for you to convert new customers into the system, particularly when you go into new markets, just want to gauge the opportunity from day 1?

Samuel Michael Tortorici

Former Director

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CADENCE BANCORPORATION M&A CALL | MAY 14, 2018

Well, hey Chris, this is Sam. So I would say, yes, we’re coming into a new market arguably, but it’s we’re partnering with a franchise that has done an awfully good job of growing deposit. So the first thing we are going to do is be here, be supportive and let their great frontline banking teams keep doing what they’re doing. In terms of our ability to export new clients, you think about we’ve been new in our markets, we’re only 7.5, 8 years old ourselves, and so we’ve had to forge our way in markets like Tampa and Houston and Birmingham and you’re familiar with a lot of the big deposit wins that we’ve had. And so I would say that our conversion time should be pretty brisk. We’ve got a great sales team and a great product set that we compete even against the big guys on very successfully.

Valerie C. Toalson

Executive VP & CFO

Some of the things that we’ll be bringing to the table, we’ve got a fairly disciplined process within our branches that will be coming through kind of focusing on the overall banker estimate — aspect. We also have our treasury management services that today at Cadence do a fantastic job of partnering with the C&I lending team to bring those products to those commercial customers and that will be able to be leveraged really immediately. And we do see good opportunity there in the near term.

Operator

[Operator Instructions] Okay, as there is nothing else at the present time, I would like to return the call to Mr. Murphy for any closing comments.

Paul B. Murphy

Chairman & CEO

Okay, great, a couple of things. I don’t think Bob Steel will mind if I read a note that we received from him. The board has great confidence in this management team. They’ve delivered in every way. The key factor in the combination is the complete confidence in our ability to streamline our combined operations and costs and accelerate our growth in these new markets, while continuing to build on our historic success in our legacy markets. Bob is just a great supporter and a very thoughtful guy.

So in closing, I would say, we believe this is a low-risk transaction. We’ve diligenced in a very comprehensive manner. It’s an accretive transaction for our growth profile and gets us into the attractive Atlanta and other Georgia markets. I believe it really builds on our strengths and enhances values for all the shareholders. So we’re excited, and we are looking forward to it. And it’s going to be a great new chapter for the combined organization. With that, we stand adjourned.

Operator

Thank you. The conference has now concluded. Thank you for attending today’s presentation. You may now disconnect your lines.

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CADENCE BANCORPORATION M&A CALL | MAY 14, 2018

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